EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Fourth Quarter and Full Year 2015 Financial Results

YEHUD, ISRAEL, March 29, 2016 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three month and full year periods ended December 31, 2015. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

Q4 RESULTS SUMMARY

•	Strong sequential revenue growth of 13.3% to $19.3 million

•	Record gross margin of 56.4%

•	Operating income of $2.9 million, 71.1% year-over-year increase

•	Net income of $2.5 million or $0.15 per share

•	Net cash at year-end of $31.1 million

FOURTH QUARTER 2015 RESULTS

Revenues for the fourth quarter of 2015 were $19.3 million, a sequential increase of 13.3% compared with revenues of $17.0 million in the prior quarter and a decrease of 29.5% compared with revenues of $27.3 million in the fourth quarter of 2014.

Gross profit in the fourth quarter of 2015 was $10.9 million, or 56.4% of revenues, compared with a gross profit of $8.4 million or 49.6% of revenues in the prior quarter and a gross profit of $13.0 million, or 47.5% of revenues, in the fourth quarter of 2014. The changes in gross margin between quarters is a function of revenue mix between volume of projects executed, and volume of products and services sold.

Operating income in the fourth quarter of 2015 was $2.9 million compared to operating income of $1.3 million in the prior quarter and operating income of $1.7 million in the fourth quarter of 2014.

Net income in the fourth quarter of 2015 was $2.5 million, or $0.15 per share, compared with net income of $0.9 million, or $0.05 per share in the prior quarter and net income of $2.9 million, or $0.18 per share, in the fourth quarter of 2014.

FULL YEAR 2015 RESULTS

Revenues for the year ended December 31, 2015 were $63.7 million, a 17.8% decrease compared with $77.5 million in 2014.

Gross profit for the year ended December 31, 2015 was $31.0 million, representing 48.7% of revenues, compared with $34.5 million, representing 44.5% of revenues in 2014.

Operating income for the year ended December 31, 2015 was $4.4 million, or 6.9% of revenues, compared with $1.4 million, or 1.8% of revenues in 2014.

Net income for the year ended December 31, 2015 was $3.1 million, or $0.19 per share, compared with $3.4 million, or $0.21 per share, in 2014.

Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2015, were $31.1 million, or $1.90 per share, compared with cash and short term deposits, net of current bank debt, of $28 million, or $1.73 per share, at December 31, 2014.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We are very pleased with the results of the fourth quarter. In particular, we are very happy with the very strong level of gross and operating profitability, as well as the continued sequential and steady growth in sales over the past year.”

“Our results in the second half of 2015, favored products and services over projects and this can be seen in the high gross margin levels. In 2015, we retired some older products while launching new products particularly in the fiber space, which contributed to our overall improvement in gross profitability. This effort will continue into 2016. Additionally, throughout the year our projects were of a smaller scale and more diverse, providing us with a more stable and varied income. It is our long-term intention to focus our efforts and strengthen the product and service legs of our business, and our fourth quarter results demonstrate that this strategy is the correct one for Magal,” concluded Mr. Koursh.

 INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 29, 2016, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0687; UK: 0 800 917 9141; Intl.: +972 3 918 0687

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Full Year Ended December 31,			Three Months Ended December 31,
	2014	2015	% change	2014	2015	% change
Revenue	77,543	63,736	(17.8)	27,316	19,270	(29.5)
Cost of revenue	43,049	32,722		14,351	8,407

Gross profit	34,494	31,014	(10.1)	12,965	10,863	(16.2)
Operating expenses:
Research and development, net	4,604	4,814	4.6	1,089	1,749	60.6
Selling and marketing	17,130	14,785	(13.7)	4,369	4,107	(6)
General and administrative	8,898	7,026	(21)	3,360	2,085	(37.9)
Impairment of goodwill and intangible assets	2,439	-		2,439	-
Total operating expenses	33,071	26,625	(19.5)	11,257	7,941	(29.5)

Operating income	1,423	4,389	208	1,708	2,922	71.1
Financial income, net	1,979	642		902	138

Income before income taxes	3,402	5,031		2,610	3,060

Taxes on income (income tax benefits)	82	1,923		(232)	544

Net income	3,320	3,108		2,842	2,516

Income attributable to non-controlling interests	90	33		35	21

Net income attributable to Magal shareholders'	3,410	3,141		2,877	2,537

Basic and diluted net earnings per share	0.21	0.19		0.18	0.15

Weighted average number of shares used in computing basic net earnings per share	16,186,148	16,347,948		16,269,022	16,386,698

Weighted average number of shares used in computing diluted net earnings per share	16,338,056	16,410,711		16,358,932	16,401,525

	Full Year Ended December 30		Three Months Ended December 30
	2014%	2015%	2014%	2015%

Gross margin	44.5	48.7	47.5	56.4
Research and development, net as a % of revenues	5.9	7.6	4.0	9.1
Selling and marketing as a % of revenues	22.1	23.2	16.0	21.3
General and administrative as a % of revenues	11.5	11.0	12.3	10.8
Operating margin	1.8	6.9	6.3	15.2
Net margin	4.4	4.9	10.4	13.1

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2014	2015
CURRENT ASSETS:
Cash and cash equivalents	$21,602	$27,319
Short-term bank deposits	8,001	3,055
Restricted deposits	2,844	786
Trade receivables, net	20,875	13,706
Unbilled accounts receivable	4,093	5,597
Other accounts receivable and prepaid expenses	2,102	2,107
Inventories	8,147	7,879
Deferred income taxes	625	-

Total current assets	68,289	60,449

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	232	617
Long-term deposits and restricted bank deposits	134	136
Severance pay fund	2,187	1,761
Deferred income taxes	463	1,055

Total long-term investments and receivables	3,016	3,569

PROPERTY AND EQUIPMENT, NET	6,111	5,415

INTANGIBLE ASSETS, NET	1,847	1,313

GOODWILL	4,496	4,250

Total assets	$83,759	$74,996

	December 31,	December 31,
	2014	2015

CURRENT LIABILITIES:

Short-term bank credits	$2,571	-
Current maturities of long-term bank debt	500	-
Trade payables	6,272	3,185
Customer advances	1,262	2,520
Other accounts payable and accrued expenses	11,879	10,748

Total current liabilities	22,484	16,453

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,406	15
Deferred income taxes	193	173
Accrued severance pay	3,719	2,660

Total long-term liabilities	5,318	2,848

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2014 and December 31, 2015; Issued and outstanding: 16,269,022 shares at December 31, 2014 and 16,398,872 shares at December 31, 2015	4,935	4,968
Additional paid-in capital	69,174	69,888
Accumulated other comprehensive income (loss)	2,041	(1,850)
Foreign currency translation adjustments (stand alone financial statements)	632	406
Accumulated deficit	(20,770)	(17,629)

Total shareholders' equity	56,012	55,783
Non controlling interest	(55)	(88)

TOTAL SHAREHOLDERS' EQUITY	55,957	55,695

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$83,759	$74,996